SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRUDENTIAL PLC ANNOUNCEMENT

Notification of Major Interests in Shares

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached :

Prudential plc

2.	Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

3.	Full name of person(s) subject to the notification obligation :

Cater Allen International Limited

4.	Full name of shareholder(s) (if different from 3.):

5.	Date of the transaction and date on which the threshold is crossed or reached :

17/08/07

6.	Date on which issuer notified:

22/08/07

7.	Threshold(s) that is/are crossed or reached:

Above 3%

8.	Notified details:

8A: Voting rights attached to shares

Class/type of shares:

Ord 5p – GB0007099541

Situation previous to the Triggering transaction:

No of Shares	No of Voting Rights
43,313,241	43,313,241

Resulting situation after the triggering transaction:

No of shares	No of voting rights		% of voting rights
Direct	Direct	Indirect	Direct	Indirect

90,786,038	90,786,038		3.69%

8B: Financial Instruments

Resulting situation after the triggering transaction:

Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the Instrument is exercised/ converted	% of voting rights
N/A

Total (A+B):

Number of voting rights	% of voting rights
90,786,038	3.69

9.	Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10.	Name of the proxy holder:

N/A

11.	Number of voting rights proxy holder will cease to hold:

N/A

12.	Date on which proxy holder will cease to hold voting rights:

N/A

13.	Additional information:

Notification using shares in issue figure of 2,460,186,648

Notification under DTR Sourcebook

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principle place of business is in the United States of America.

Contact name for Enquiries

Lee Davis

020 7548 3807

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary

020 7548 3805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 August 2007
PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary